

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 26, 2008

Mr. Mitchell Krebs
Chief Financial Officer
Coeur d' Alene Mines Corporation
505 Front Ave., P.O. Box "I"
Coeur d' Alene, ID 83816

> **Re:** **Coeur d' Alene Mines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A Filed April 1, 2008**
> **Response Letter Dated July 18, 2008**
> **File No. 1-08641**

Dear Mr. Krebs:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director